Consolidated Financial Statements

(Expressed in United States dollars)

NEVSUN RESOURCES LTD.

Years ended December 31, 2002 and 2001

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with accounting principles generally accepted in Canada.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.  Financial information used elsewhere in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is include herein.

“John A. Clarke”

Chief Executive Officer

“Cliff T. Davis”

Chief Financial Officer

February 4, 2003

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for stock-based compensation as explained in note 2(h) to the financial statements, on a consistent basis.

Chartered Accountants

Vancouver, Canada

January 24, 2003, except as to note 6(g)
which is as of February 4, 2003

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

December 31, 2002 and 2001

	2002	2001

Assets

Current assets:
Cash and cash equivalents	$2,747,477	$69,780
Short-term investments	2,322,954	-
Accounts receivable and prepaids	40,374	5,226

	5,110,805	75,006

Restricted cash (note 4)	-	303,314

Equipment, net of accumulated amortization of $76,604
(2001 - $66,532)	454,454	764,346

Resource properties (note 3)	40,168,228	24,839,454

	$45,733,487	$25,982,120

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$890,453	$125,859
Current portion of long-term debt	1,000,000	-
Loan payable (note 4)	-	1,082,227

	1,890,453	1,208,086

Long-term debt (note 5)	1,942,965	-

Shareholders’ equity:
Share capital (note 6)	64,760,811	49,901,992
Shares to be issued (note 6(f))	3,529,412	-
Contributed surplus (note 6(c))	21,716	-
Deficit	(26,411,870)	(25,127,958)

	41,900,069	24,774,034

	$45,733,487	$25,982,120

Commitments and contingencies (notes 3, 5, 6 and 8)
Subsequent events (note 6(g))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

                                                       Director                                                                                       Director

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

Years ended December 31, 2002 and 2001

	2002	2001

Revenue:
Investment income	$115,381	$54,774

Expenses:
Accounting and audit	28,847	23,732
Amortization	10,072	7,687
Consulting	81,814	25,276
Foreign exchange gain	(21,513)	(41,748)
Investor relations	159,561	78,730
Legal fees	13,156	6,799
Office	132,248	88,742
Remuneration	231,156	235,363
Stock-based compensation (note 6(c))	21,716	-
Transfer, listing and filing fees	37,920	10,346
Travel	57,233	5,208

	752,210	440,135

Loss before the undernoted	(636,829)	(385,361)

Write-down of equipment	336,580	4,129
Write-down of resource properties (note 3)	310,503	1,560,391

Loss for the year	(1,283,912)	(1,949,881)

Deficit, beginning of year	(25,127,958)	(23,178,077)

Deficit, end of year	$(26,411,870)	$(25,127,958)

Basic and diluted loss per share	$(0.03)	$(0.08)
Weighted average number of common shares outstanding	39,402,380	24,629,314

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2002 and 2001

	2002	2001

Cash provided by (used for):

Operations:
Loss for the year	$(1,283,912)	$(1,949,881)
Items not involving the use of cash:
Amortization	10,072	7,687
Stock-based compensation	21,716	-
Write-down of equipment	336,580	4,129
Write-down of resource properties	310,503	1,560,391
Unrealized foreign exchange gain	-	(235,546)
Changes in non-cash working capital:
Accounts receivable and prepaids	(35,148)	8,482
Accounts payable and accrued liabilities	764,594	40,491

	124,405	(564,247)

Investments:
Expenditures on resource properties	(5,318,114)	(1,790,239)
Equipment	(36,760)	(2,904)
Short-term investment purchases (sales), net	(2,322,954)	1,268,298
Change in restricted cash	303,314	(303,314)

	(7,374,514)	(828,159)

Financing
Proceeds on issuance of share capital	11,010,033	1,435
Increase in loan payable	131,100	1,317,773
Repayment of loan payable	(1,213,327)	-

	9,927,806	1,319,208

Increase (decrease) in cash and cash equivalents	2,677,697	(73,198)

Cash and cash equivalents, beginning of year	69,780	142,978

Cash and cash equivalents, end of year	$2,747,477	$69,780

Supplementary information:
Income taxes paid	$-	$-
Interest paid	-	-
Non-cash transactions:
Value of shares issued for loan fee (notes 4 and 6(b))	244,826	-
Value of shares issued for property
(notes 3(a), 3(b) and 6(b))	3,603,960	-
Debt issued for property (notes 3(b) and 5)	2,886,230	-
Interest accretion on debt (note 5)	56,735	-
Value of shares to be issued for property (note 6(f))	3,529,412	-

See accompanying notes to consolidated financial statements.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

1.

Nature of business:

The Company is in the mineral exploration and development business with its resource properties and equipment located in Africa.  The recoverability of amounts capitalized for resource properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production.  The timing of such events occurring, if at all, is not yet determinable.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relates to the determination of impairment of resource properties and the determination of tax bases in foreign jurisdictions.  Actual results could differ from those estimates.

(b)

Cash equivalents:

Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Short-term investments:

Short-term investments are recorded at the lower of cost and market determined on an aggregate portfolio basis and are comprised of highly liquid US dollar denominated interest bearing securities with terms to maturity of greater than 90 days but not more than one year that are diversified by entity, industry and country.

(d)

Equipment:

Equipment is recorded at cost and amortized using the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production or an impairment has been recognized.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

2.

Significant accounting policies (continued):

(e)

Resource properties:

All costs related to resource properties are capitalized on a property-by-property basis.  Such costs include mineral claim acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners, or when a property is abandoned or the capitalized costs are not considered to be economically recoverable, the related property costs are written down to their net recoverable amount.  The amounts shown for resource properties represent costs incurred to date and are not intended to reflect present or future values.

(f)

Foreign currency translation:

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

  Revenue and expense items at the rate of exchange in effect on the dates they occur;

  Non-monetary assets and liabilities at historical exchange rates;

  Monetary assets and liabilities at the exchange rate at the balance sheet date; and

  Exchange gains and losses are recorded as income or expense in the period in which they occur.

(g)

Financial instruments:

The fair values of cash and cash equivalents, short-term investments, accounts receivable and prepaids, accounts payable and accrued liabilities and loan payable approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is estimated to approximate its carrying value as it bears interest that reflect, in management’s judgment, interest rates that would currently be applicable to the Company on a similar debt instrument.

(h)

Stock-based compensation plans:

The Company has a stock option plan as approved by its shareholders (see note 6(c)).

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation.  The Company now applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees.  Stock options granted to employees are accounted for by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded to share capital at the time of exercise.  The pro forma effect of accounting for the granting of employee stock options using the fair value based method is disclosed in note 6(c).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

2.

Significant accounting policies (continued):

(i)

Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

(j)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

3.

Resource properties:

	2002	2001

Mali:
Tabakoto (a) :
Acquisition	$1,949,923	$1,151,557
Exploration	21,835,940	18,415,640

	23,785,863	19,567,197

Segala (b):
Acquisition	10,681,995	-
Exploration	477,176	-

	11,159,171	-

Kakadian (c):
Acquisition	23,338	23,338
Exploration	1,140,552	1,140,552
Write-down	(1,163,890)	(1,162,890)

	-	1,000

Sub-total carried forward	34,945,034	19,568,197

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

3.

Resource properties (continued):

	2002	2001

Sub-total brought forward	34,945,034	19,568,197

Ghana:
Kubi (d):
Acquisition	633,026	633,026
Exploration	18,023,836	17,965,411
Recoveries	(1,440,000)	(1,440,000)
Write-down	(13,006,481)	(13,006,481)

	4,210,381	4,151,956

Juabo (e):
Acquisition	297,540	298,960
Exploration	2,204,143	2,198,220
Write-down	(2,451,683)	(2,142,180)

	50,000	355,000

Eritrea (f):
Acquisition	155,000	120,000
Exploration	807,813	644,301

	962,813	764,301

	$40,168,228	$24,839,454

(a)

Tabakoto, Mali:

The Tabakoto property is located in southwestern Mali and is governed by a mining license.  The mining license was granted after appropriate government review and approval of pre-feasibility reports, environmental impact study and associated health studies.  The Company has an 80% interest and the Government of Mali owns the remaining 20%.  A portion of the licensed area, outside of the Company’s current mine plan, is subject to annual payments of $75,000, a 5% net profits interest and a 1% net smelter royalty.

During the year ended December 31, 2002, the Company completed the acquisitions of additional properties adjacent to the Tabakoto property resulting in the expansion of the Tabakoto mining licence to encapsulate these additional properties.  The area of the Tabakoto mining license is now 80 square km.  The Company issued 723,736 common shares as part of these acquisitions and the buy-out a former residual interest on another part of the Tabakoto licensed area.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

3.

Resource properties (continued):

(b)

Segala, Mali:

During the year ended December 31, 2002, the Company completed its acquisition of an 80% interest in the Segala property that is located adjacent to the Company’s Tabakoto property in southwestern Mali.  The remaining 20% interest is held by the Government of Mali.  The purchase was completed in two parts: one for a 3% interest in exchange for $200,000, comprised of 56,000 common shares of the Company and cash of $150,000, and a further 77% interest in exchange for $9,000,000, of which $3,000,000 was paid on closing in the form of $1,000,000 cash plus 2,860,000 common shares of the Company.  The remaining $6,000,000 face value of the transaction, secured by a non-interest bearing debenture, is payable over three years in cash and shares.  The accounting for the transaction at fair value has resulted in a total acquisition cost of $10,681,995, reflecting the cash paid, the discount on the cash repayment over time and fair value of the shares issued and to be issued (notes 5 and 6(f)).

(c)

Kakadian, Mali:

During 2001, the Company wrote down the property to a nominal value and in 2002 wrote off the balance of recorded value.

(d)

Kubi, Ghana:

The Kubi property is located in southwestern Ghana.  The property is subject to an agreement with Ashanti Goldfields Corporation (“Ashanti”) to provide Ashanti with the surface rights to the Kubi project and an option on the underground resources.  Ashanti is required to make royalty payments of a minimum of $15 per ounce for every recovered ounce beyond 60,000 ounces.  Ashanti commenced mining of the surface resources in 1999 and in 2000 suspended production pending receipt of a forestry permit to allow the open pit mining to extend into a forest reserve area.  At December 31, 2002, the Government of Ghana is in the process of evaluating an environmental impact study on the extension of the Kubi property into the area of forest reserve.  Ashanti also has an option to develop the underground resources at Kubi, which must be exercised during the first quarter of 2003.  If the option is not exercised or if Ashanti does not pay an extension fee of at least $450,000, the underground rights to the property revert to the Company.

In a prior year the Company wrote down the property to its estimated net recoverable amount using the Ashanti royalty pricing and the Company’s then most recent resource estimates as the basis for this evaluation.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

3.

Resource properties (continued):

(e)

Juabo, Ghana:

The Juabo property is located in southwestern Ghana.  In December 2001, the Company entered into an option agreement with an unrelated party, reviewed the carrying value of the Juabo property in light of that agreement and wrote down the accumulated deferred property costs to its then estimated recoverable amount.  During the year ended December 31, 2002, the Company entered into an agreement to transfer its interest in the Juabo property to an unrelated third party in exchange for $50,000 and ten percent (10%) of the shares of the transferee to be paid upon approval of the transfer by the Government of Ghana which is expected to occur in 2003.  As a result of this agreement, the Company has written down the property to the estimated fair value of consideration to be received.

(f)

Eritrea:

In a prior year, the Company entered into an agreement to acquire an interest in properties located in the southwestern part of Eritrea in consideration for $120,000 plus annual payments of $35,000.  In addition, the agreement provides for a $300,000 success fee on delivery of a bankable feasibility study and a 1.5% net smelter return royalty upon commercial production.  Exploration licenses provide for exploration programs aggregating $5,230,000 over three years (year 1 - $730,000; year 2 - $3,000,000; year 3 - $1,500,000).

Due to a border dispute between Eritrea and Ethiopia, during 2000 the Company had limited access to the properties and suspended its exploration work in Eritrea.  After resolution of the border dispute in 2002, the Company received a waiver from the Government regarding the deficiency on exploration requirements and recommenced its activity.  The exploration requirements are now considered to commence in October 2002 for the subsequent three years.

(g)

Sovereign interests:

The above discussed ownership interests are prior to the application of government rights and interests in the properties.

(i)

Mali:

Pursuant to the applicable mining laws of Mali, the Government of Mali reserves the right to participate in the Company’s properties in Mali by receiving a carried interest of up to a 20% equity interest in any exploitation company.

(ii)

Ghana:

Pursuant to the applicable mining laws of Ghana, the Government of Ghana has a 10% carried interest in each of the Company’s properties in Ghana and at the exploitation stage has an option to acquire a further 20% interest at negotiated rates.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

3.

Resource properties (continued):

(g)

Sovereign interests (continued):

(iii)

Eritrea:

The Government of Eritrea will acquire a 10% carried interest in each mining property and can receive up to a further 20% participating interest.

(h)

Resource properties - contingencies:

The Company has investigated ownership and access rights of all of the resource properties in which it has a direct or indirect interest and, to the best of its knowledge, has satisfactory ownership and access rights.  However, properties may be subject to undetected prior claims or agreement transfers.  In addition, the Company’s ability to explore and exploit these resource properties are subject to ongoing approval of local governments, including permitting within protected areas.

4.

Loan payable:

During the year ended December 31, 2001, the Company entered into financial arrangements jointly with ABSA Bank Limited (“ABSA”) and the South African Export Development Fund (“SAEDF”), to provide funds for a feasibility study on the Tabakoto property.  In November 2001, SAEDF provided US$1,300,000 funding and as this loan was payable in South African Rand, a foreign exchange gain of $235,546 was included in income in the year ended December 31, 2001.  As at December 31, 2001, there was a balance of $303,314 of unexpended advances from ABSA that were considered restricted to feasibility expenditures on the Tabakoto project.

During the year ended December 31, 2002, the Company converted the Rand denominated debt to a fixed US dollar denominated debt and replaced other special rights under the ABSA arrangements with the issue of 750,000 common shares of the Company as a fee (see note 6(b)).  Subsequent to the conversion, the Company repaid the debt.

5.

Long-term debt:

In connection with its acquisition of the Segala property (note 3(b)), the Company agreed to pay $3,000,000 of the cash consideration in three equal payments commencing in July 2003.  The Company has recorded the debt at an initial fair value of $2,723,248, a discount to its face value, and will accrete, for accounting purposes, the imputed interest over the life of the debt.  Interest on the debt will be capitalized to the project prior to the commencement of production.  At December 31, 2002 the debt had accreted to a balance of $2,779,983.  The debt is secured by shares of the Company’s subsidiary that holds the Segala property.

Also in connection with the acquisition of Segala, the Company has recorded a payable of $162,982 to the Government of Mali which is payable from possible future mining operations on the Segala property.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

6.

Share capital:

(a)

Authorized:

250,000,000 common shares without par value

(b)

Issued:

	Number	Share
	of shares	amount

Balance, December 31, 2000	24,625,410	$49,900,557
Exercise of stock options	15,000	1,435

Balance, December 31, 2001	24,640,410	49,901,992

Private placements for cash	16,462,299	10,535,094
Exercise of options (note 6(c))	190,000	23,560
Exercise of warrants (note 6(d))	1,220,851	337,794
Exercise of agent options (note 6(e))	174,000	113,585
Resource property acquisitions (notes 3(a) and 3(b))	3,639,736	3,603,960
Loan fee (note 4)	750,000	244,826

Balance, December 31, 2002	47,077,296	$64,760,811

Common shares issued on resource property acquisitions have been valued based on their market value over a reasonable period before and after the date the terms of the acquisition have been agreed to and announced.

During the year ended December 31, 2002. the Company completed four separate private placements.

The first placement consisted of 2,514,799 units at CDN$0.25 per unit, each unit consisting of one common share and one warrant to purchase an additional common share at CDN$0.35.  These warrants expire between January 23, 2004 and March 7, 2004.  At December 31, 2002 there were 1,475,823 of these warrants outstanding (note 6(d)).

The second placement consisted of 1,500,000 units at CDN$0.60 per unit, plus 20,000 units as a finders fee, each unit consisting of one common share plus one-half of a warrant.  Each whole warrant allows the holder to purchase one common share at CDN$0.80 per share until May 3, 2003.  At December 31, 2002 there were 610,000 of these warrants outstanding (note 6(d)).

The third placement consisted of 6,250,000 units at CDN$1.00 per unit, each unit consisting of one common share plus one-half of a warrant.  Each whole warrant allows the holder to purchase one common share at CDN$1.25 per share until May 16, 2005.  In connection with this placement, there were 125,000 agents’ warrants issued having the same terms and 250,000 agents’ options exercisable at CDN$1.00 per unit under the same terms.  At December 31, 2002 there were 3,233,500 of these warrants outstanding and 81,750 of the agent options outstanding (notes 6(d) and 6(e)).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

6.

Share capital (continued):

(b)

Issued (continued):

The fourth placement consisted of 6,177,500 units at CDN$1.60 per unit, each unit consisting of one common share plus one half of a warrant.  Each whole warrant allows the holder to purchase one common share at CDN$2.00 per share until December 20, 2003.  In connection with this placement there were 250,000 agents’ warrants issued having the same terms and 500,000 agents’ options exercisable at $1.60 under the same terms.  At December 31, 2002 all of the warrants and 494,250 of the options remain outstanding (notes 6(d) and 6(e)).

(c)

Stock options:

The Company’s shareholders have adopted a stock option plan which is designed to attract and retain individuals with experience and ability and to reward individuals for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting period of stock options granted vary with terms determined by the board of directors.

Under the existing plan the Company is authorized to grant up to 5,451,000 stock options.  A continuity schedule of stock options for the periods covered by these financial statements follows:

		Number of options		Weighted average
				exercise price (CDN$)

Outstanding, December 31, 2000		3,715,000		$0.75
Granted		515,000		0.15
Expired		(75,000)		0.75
Exercised		(15,000)		0.15

Outstanding, December 31, 2001		4,140,000		0.68
Granted		695,000		0.97
Expired		(10,000)		0.75
Exercised		(190,000)		0.19

Outstanding, December 31, 2002		4,635,000		$0.74

Details of option position at December 31, 2002:

	Number	Range of exercise		Average remaining
Type	of options	price (CDN$)		life in years

Vested	320,000		$0.15	8 years
Vested	4,215,000	$0.75 to $1.10		3.6 years
Un-vested	100,000		$1.50	5 years

Total	4,635,000			3.9 years

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

6.

Share capital (continued):

(c)

Stock options (continued):

Stock options at December 31, 2002 expire at various dates from November 18, 2003 to February 22, 2011.

Under new accounting standards (note 2(h)), 70,000 options granted to non-employees were recorded at a value of $21,716 based on their estimated fair value at the date of grant.  Under the settlement method, no compensation cost has been recognized on stock options granted to employees during the year.  However, if the fair value method of accounting had been applied to employee stock options granted since January 1, 2002, the pro forma effect of options granted to employees would have been to record additional stock compensation expense of $193,007:

Loss, as reported:	$(1,283,912)
Loss, pro forma	(1,476,919)

Basic and diluted loss per share, as reported	$(0.03)
Basic loss per share, pro forma	(0.04)

The fair value of each option grant has been calculated using the Black-Scholes option pricing model with the following weighted average assumptions:  expected life of 3 years, volatility of 101%, no dividend yield and a risk free interest rate of 2.7%.

(d)

Warrants:

	Number of warrants	Average exercise
		price (CDN$)

Balance at December 31, 2001	500,000	$1.00
Warrants issued with private placements (note 6(b))	9,488,549	1.22
Agents’ warrants issued on private placements (note 6(b))	375,000	1.75
Warrants issued on exercise of agents’ options (note 6(b))	87,000	1.27
Warrants exercised	(1,220,851)	0.43

Balance at December 31, 2002	9,229,698	$1.33

In November 1999, in connection with an advisory services contract, the Company issued to Barclays Bank PLC a share purchase warrant for 500,000 common shares, exercisable at CDN$1.00 per share until the earlier of one year after commencement of commercial production on the Tabakoto project and November 1, 2004.

The expiry dates for the warrants and agents’ warrants are disclosed in note 6(b).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

6.

Share capital (continued):

(e)

Agents’ options:

Agents’ options to purchase 750,000 shares of the Company were issued in connection with private placements during the year, of which 174,000 were exercised.  At December 31, 2002, options to purchase 81,750 shares at CDN$1.00 per share expire May 16, 2003 and options to purchase 494,250 shares at CDN$1.60 per share expire June 20, 2003.

(f)

Shares to be issued:

In connection with the acquisition of the Segala property (note 3(b)), the Company agreed to issue common shares with a total deemed face value of $3,000,000 in three equal annual amounts commencing in July, 2003.  Pursuant to the agreement, a minimum share price of CDN$1.00, $1.25 and $1.50 is to be applied in the conversion for each anniversary date from closing.  Subject to the conversion price not being less than these minimum share prices, the number of shares to be issued will reflect a 15% market discount arrangement from the actual share price at the conversion date.  The Company has recorded the share obligation at the fair value of $3,529,412 of the shares that would be issued based on the market price at the transaction date.  Using the Company’s share price at December 31, 2002 of CDN$2.32 (US$1.47) for illustrative purposes, the Company would be required to issue approximately 2,400,000 shares.

(g)

Shares reserved for issuance:

Number
of shares

Issued and outstanding at December 31, 2002	47,077,296
Reserved for options (note 6(c))	4,635,000
Reserved for warrants (note 6(d))	9,229,698
Reserved for agents’ options (note 6(e))	576,000
Reserved for shares to be issued regarding Segala (note 6(f))	2,400,000

Shares reserved for issuance at December 31, 2002	63,917,994

Subsequent to December 31, 2002 and up to February 4, 2003, the Company has issued a further 1,645,125 shares pursuant to the exercise of stock options, warrants and agents’ options for total proceeds of CDN$2,172,563.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

7.

Income taxes:

At December 31, 2002, the Company has available losses for income tax purposes in Canada totalling approximately CDN$8.3 million, expiring at various times from 2003 to 2009.  The Company also has net operating loss carry forwards for income tax purposes in foreign jurisdictions of approximately $4 million which, if not utilized to reduce income in future periods, expire through 2012.  Access to the loss carry forwards in the future may be restricted.

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses not recognized.

As at December 31, 2002, the tax effect of the significant components within the Company’s future tax asset (liability), are as follows:

	2002	2001

Resource properties	$5,760,000	$6,624,000
Loss carry forwards	2,680,000	3,346,000
Other	170,000	49,000

	8,610,000	10,019,000
Valuation allowance	(8,610,000)	(10,019,000)

Net future income tax asset (liability)	$-	$-

8.

Related party transactions:

During the year ended December 31, 2002, the Company recovered $13,057 (2001 - $35,894) related to office space and staff costs from a company related by way of a common director.

Upon reaching certain milestones relating to the development of the Tabakoto project, the Company is obligated to pay additional amounts to certain officers of the Company.

9.

Segmented information:

The Company conducts its business as a single operating segment being the investment, exploration and development of resource properties.  All resource properties (see note 3) and equipment are situated in Africa.  Investment revenues were earned from Canadian sources as to approximately 30% (2001 - 100%) and international sources as to 70% (2001 - nil).

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

NEVSUN RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

March 2001

Note:  All dollar amount referred to in this report are quoted in US dollars.

The following discussion of the results of operations of the Company for the year ended December 31, 2000, the four-month period ended December 31, 1999 and the year ended August 31, 1999 should be read in conjunction with the financial statements of the Company and notes thereto.

Item 1:  General

1. Analysis of Financial Condition

The loss for the year ended December 31, 2000 was $2,389,571 as compared with a loss of $277,956 in the four-month period ended December 31, 1999 and a loss of $14,300,139 for the preceding year ended August 31, 1999.  The loss for August 31, 1999 was unusually high due to write-downs of the Company’s Kubi project in Ghana of $13,006,481 and the Satifara property in Mali of $216,808.  Most of the $2,389,571 loss in 2000 was the result of a write-down of two of the Company’s properties:  Kakadian in southwestern Mali and Juabo in southwestern Ghana.  The write-down on the Kakadian project was $581,945 and the write-down on the Juabo property was $1,244,344 for a total of $1,826,289, accounting for 76% of the loss for the year.  There were no property write-downs in the four months to December 31, 1999.

Property investigation and equipment write-downs accounted for less than 1% of the loss, which is not much different on a percentage basis from other years.  The remaining 22% was from general business and overhead. Overhead was reduced by 20% from August 31 to December 31, 1999 (on a pro rata basis , using a factor of one-third of a year for the 4-month stub period) and another 32% to December 31, 2000 for a total expenditure of $646,617 compared with $1,207,004 at August 31, 1999.  The decrease is a result of a variety of factors arising from overall efforts to reduce discretionary expenditures.  During the year 2000, the Company moved its head office to smaller more cost-efficient quarters and reduced management salaries, consulting fees and travel expenses.  A reduction in corporate activity, together with regulatory filings being done by the Company has reduced legal fees considerably.  Since August 31, 1999,  overhead savings at December 31, 2000 include:

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

a.

A 65% reduction in consulting fees

b.

A 40% reduction in wages

c.

An 87% reduction in legal fees

d.

A 34% reduction in office expense

e.

An 80% reduction in travel expense.

Since the Company’s last financing in 1997, the market conditions in the resource sector have resulted in a decrease in the market’s perception of the value of in ground metal and ore reserves and resources. This has been particularly emphasised for early stage resource development programmes. The Company has reduced its expenditures on its early stage resource programmes to conserve funds and to concentrate on its Tabakoto project in Mali. The actions will result in a longer survival period from the funds available to the Company should a negative  resource market continue. Continued development of the Tabakoto project is planned, at least in part, through the sourcing of project debt.

2.  Risks and Uncertainties

The Company is in the gold exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in gold prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its consolidated balance sheet will be realized at the amounts recorded. There is also political risk in areas where the Company operates.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them in commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

Further detail on risks and uncertainties are included in the Company’s annual information form.

3.  Effects of Risks & Uncertainties on Future Results and Financial Position

The cash resources of the Company are more than sufficient to maintain the Company over the next financial year. The Company has reduced the size and capital requirement of the proposed future operation of Tabakoto, in step with the recent fall in the spot price of gold. The resource at Tabakoto

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

is amenable to selective mining to generate higher gold grades than the average resource grade, but at commensurately lower available tonnages. The value of the Tabakoto project is directly influenced by the trends in the spot price of gold. An increase in the spot price will increase the perceived potential for the property. A decrease in spot price can be mitigated, at least in part, by further high-grading of the resource at Tabakoto.

4.  Changes in Accounting policies

There have been no major changes in accounting policies during the last three financial periods, with the exception of a change in the method of accounting for income taxes which is explained in the notes to the consolidated financial statements.

5.  Use of Financial Instruments and Risks

The Company minimizes its exposure to investment risk on its short-term investments by maintaining the investments in highly liquid US dollar denominated interest bearing securities that are diversified by entity, industry and country. The company has not been involved in any borrowing activity to date.

Item 2:  Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations to date, the most relevant financial information relates primarily to current liquidity, solvency and planned property expenditures.  The Company’s financial success will be dependent upon the extent to which it can develop economically viable mining operations within its properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine.  The sales value of any minerals is largely dependent upon factors beyond the Company’s control, including the market value of the metals to be produced.

The Company’s historical capital needs have been met by equity subscriptions (1997 - $21 million; 1996 - $19 million) and the Company will require additional financing to fund any extensive exploration and development work.  The Company presently has sufficient working capital to fund its anticipated administrative and overhead expenses for the coming year, however, in light of the always changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

As of December 31, 2000, the Company’s working capital was approximately $1,400,000.

Item 3:  Results of Operations

Other than as discussed above, there have been no other unusual events or changes that have had an impact on the Company.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the fiscal year ended December 31, 2002. All referenced amounts are in United States dollars.

Analysis of Financial Condition

In summary, the Company’s financial condition has dramatically improved over the past year. The Company closed its most recent year end with liquid working capital of $3.2 million, as compared to a working capital deficiency of $1.1 million a year earlier, after having raised equity funds of approximately $11 million during the year and expended cash of $1.2 million on property acquisitions, $4.1 million on property exploration, $1.1 million on debt repayment and $0.7 million on other corporate operations. Management believe the dramatic improvement is a result of three factors (1) improvement in the world gold markets; (2) the advancement and confirmation of the quality of the Company’s principle resource property and (3) confidence in management to fulfill its goal to bring the Tabakoto project into production.

The loss for the year ended December 31, 2002 was $1,283,912 (2001 - $1,949,881), which included property and equipment write downs of $647,083 (2001-$1,564,520), further details of which can be found in note 3 of the consolidated financial statements.  Before write downs, the loss in 2002 was $636,829  (2001-$385,361). With the rebound in the price of gold in 2002 and the corresponding increased funding and operating activities, the Company’s infrastructure costs have increased, particularly in the later part of 2002.

Significant Events

During 2002 the Company had four significant accomplishments that can be summarized as (1) the acquisition of properties adjacent to its Tabakoto project, including the Segala property; (2) closing of four separate private placements to allow for the property acquisitions and advancement on its properties; (3) completion of a positive feasibility study on the Tabakoto mine project and (4) completion of a significant exploration program on its Tabakoto and Segala resource projects.

The Company completed the acquisition of the Segala property that is contiguous to Tabakoto and that is also subject to its own mining license. The acquisition was in the form of cash and shares paid and to be paid over the next three years. Complete description of the acquisition can be found in the notes to financial statements. Subsequent to its acquisition the Company commenced an extensive exploration program in late 2002 and after further evaluation of those results the Company plans to advance the Segala project by way of a separate feasibility study. The addition of the Segala resource

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

in such close proximity to the Tabakoto mine project further enhances the value and long-term viability of Tabakoto.

The issue of equity for cash of $11 million, by way of private placements, the exercise of warrants and options, as well as certain share transactions for properties, has resulted in the outstanding number of shares increasing from 24.6 million shares to 47.1million shares over the course of 2002 (fully diluted approximately 64 million shares).

Risks and uncertainties

The Company is in the gold exploration and development business and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The industry is capital intensive and subject to fluctuations in gold prices, market sentiment, foreign exchange and interest rates. There is also political risk in areas where the Company operates. The main sources of future funds for planned development of the Company’s resource properties and its exploration programs are from equity and/or debt financing or from the sale by the Company of an interest in its properties to another party carrying out further exploration or development.  A mix of project debt and equity finance is the traditional route for financing mining operations. The significant improvement in the price of gold and the completion in 2002 of the Tabakoto feasibility study have increased the opportunity and flexibility for project debt financing and/or equity type financing to take Tabakoto into production. The value of the Tabakoto project is directly influenced by the trends in the price of gold. An increase in gold price will increase the perceived potential for the property. The expansion of the Company’s resources and conversion from resources to reserves will be greatly impacted by continuing exploration, mine modeling and availability of the recently acquired Segala resources.

Changes in accounting policies

There have been no changes in accounting policies during the last fiscal year, with the exception of the accounting for stock-based compensation that is explained in note 2 of the audited consolidated financial statements. This change has not had a material impact to the Company’s reported results.

Use of financial instruments, risks and exposure to gold

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The Company has in the later part of 2002 minimized its exposure to currency risk by exchanging all but estimated foreign currency requirements into United States dollars, its functional currency. The Company minimizes its exposure to investment risk on its short-term investments by maintaining the investments in highly liquid US dollar denominated interest-bearing securities that are diversified by entity, industry and country.

At December 31, 2002 the Company’s investment in resource properties have full exposure to commodity risk, both upside and downside. As gold price moves so too does the underlying value of the Company’s advanced gold projects.

Liquidity and Capital Resources

As discussed above, the Company’s financial position has improved dramatically from the prior year. The Company’s working capital at December 31, 2002 totals $3,220,352 and is comprised of highly liquid assets. This amount is sufficient to fund the Company’s overheads and near term planned exploration activity.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

The Company has been successful in accessing the equity market in the past year and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term. In connection with private placements completed in 2002, there are in-the-money warrants and options outstanding, which if exercised at December 31, 2002 they would have provided additional capital of approximately $10 million. For the period January 1, 2003 to February 4, 2003 the Company had received approximately CDN$2.1 million on the exercise of warrants and options. Should all the warrants and options be exercised, the Company would have sufficient cash resources to finance its operations for the foreseeable future, including at least some if not all of the equity that may be necessary to take the Tabakoto through development.

Additional financing is likely required to fund any extensive exploration and development work. At December 31, 2002 the Company was actively engaged in discussions with financial institutions to make arrangements for the financing of the Tabakoto development. Barclays Capital of London is the Company’s advisor on these matters.

The Company’s long-term financial success will be dependent upon the extent to which it can develop economically viable mining operations from its properties.  Subject to financing, management expects the Company to have its Tabakoto mine project in production during 2004.

Results of Operations

The Company’s loss from operations was $1,283,912 for 2002 (2001 - $1,949,881). The loss included property and equipment write-downs of $647,083 (2001 - $1,564,520). Administrative and direct overheads increased in 2002 as a result of higher activity brought about by the improvement in the world gold market and the Company’s commitment to advance its projects.

Mali

During 2002 the Company received delivery of a positive feasibility study (“the Study”) for the development of the Tabakoto property from the independent engineering firm of Metallurgical Design & Management (Pty) Ltd. (“MDM”) of South Africa. The design contemplated in the Study is for a production rate of approximately 105,000 ounces a year for 5 years from an open pit, providing a rate of return of 35%. The Study produced a positive assessment on feasibility, notwithstanding that the project under review excluded the addition of Segala and other resources in the immediate vicinity within the Tabakoto licensed area that are subject to further exploration and in-fill drilling. The Study also contemplated a gold price of $325 per ounce as compared to current levels that are considerably higher. Naturally the higher gold price and additional ounces available from nearby resources all enhance the probability of success and rate of return on investment.

The Company’s extensive exploration drill program (24,000 meters) on both the Tabakoto and Segala properties during the last two quarters of 2002 has produced positive results. The Company will engage its independent engineers to re-compute expanded resources / reserves during the first quarter of 2003 and undertake a feasibility study on Segala thereafter.

Subject to financing, during 2003 the Company plans to advance the Tabakoto mine project to construction, with production anticipated in 2004.

Eritrea

During the later part of 2002 the Company was able to re-commence its exploration in Eritrea with a minor drill program, the results of which have created significant early stage exploration potential to compliment the Company’s advanced Mali projects for future corporate growth.

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2002 and 2001

Summary Comment

During 2002 Nevsun has benefited from improvement in the world metal markets, its perseverance with its projects and good work by its staff and consultants over the year. Management believes shareholder value will continue to reflect these positive developments over the coming year.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

This MD&A has been prepared by management and reviewed by the Company’s Board of Directors.

“John A. Clarke”

John A. Clarke

Chief Executive Officer

February 5, 2003